Exhibit 99.1

N E W S
R E L E A S E

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com
georger@fundtech.com

Ruder Finn, Inc., New York
Justine Schneider
(212) 583-2750
schneiderj@ruderfinn.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
FOURTH QUARTER OF 2008 AND FULL YEAR 2008
  -  Quarterly Revenues Grow 1% Year-over-Year to $29.8 Million
  -  GAAP EPS (14) Cents Loss
  -  Non GAAP EPS 5 Cents
-  Full Year Revenues Increase 16% to $121.0 Million
-  Elects Chairman of the Board of Directors

JERSEY CITY, N.J. —February 18, 2009, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the fourth quarter and full year ended December 31, 2008.  Fundtech posted quarterly revenues of $29.8 million, a 1% increase year-over-year, compared to fourth quarter revenues of $29.4 million in 2007, and a 5% decline compared to third quarter 2008 revenues of $31.5 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported a net loss of ($2.2) million or ($0.14) per diluted share, for the fourth quarter of 2008 compared with net income of $2.7 million, or $0.16 per diluted share, in the fourth quarter of 2007, and net income of $1.5 million, or $0.09 per diluted share, in the third quarter of 2008.

-more-

Excluding stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes Fundtech’s adjusted net income for the fourth quarter of 2008 was $0.8 million, or $0.05 per diluted share, compared with $3.6 million, or $0.22 per diluted share, in the fourth quarter of 2007 and $3.3 million, or $0.20 per diluted share, in the third quarter of 2008 (See Schedule A attached to this news release -- Reconciliation to GAAP).

For the year ended December 31, 2008, revenues increased 16% to $121.0 million from $104.6 million in 2007.  GAAP net income in 2008 was $1.2 million, or $0.08 per diluted share, compared with net income of $7.1 million or $0.43 per diluted share, in 2007. Excluding stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes Fundtech’s non GAAP net income for 2008 was $8.9 million, or $0.54 per diluted share, compared to $11.5 million, or $0.69 per diluted share, in 2007. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

“Despite the uncertain market conditions and the slow down in the fourth quarter we posted double digit revenue growth in 2008 and generated cash flow from operations of $13.7 million” said CEO Reuven Ben Menachem.  “Looking towards 2009, we believe that the slow down will continue at least during the first six months of the year. Despite the weakness with the global banks we continue to have good success selling Global PAYplus to large regional banks. We have also taken steps to control costs and I believe that we are well positioned for renewed growth when market conditions improve.”

Other highlights:

•	During the fourth quarter excluding Accountis Fundtech closed 98 new deals and added 7 new bank customers.
•	During the fourth quarter Fundtech closed 10 new system sales including 6 US Payments, 1 Global CASHplus, 1 CLS and 2 at BBP.
•	During the quarter Fundtech closed a sale of Global PAYplus system to a large European bank.
•
During the fourth quarter Fundtech recorded financial expenses of approximately $800,000 due to a decline in the value of balances of cash and accounts receivables denominated in non-dollar currencies.

•	During the fourth quarter Fundtech recorded a $2 million one time charge due to the impairment of goodwill and other intangible assets recorded in connection with the acquisition of Radius Partners.

Fundtech today also announced the election of Avi Fischer to the position of Chairman of the Board of Directors.  Mr. Fischer is the Deputy Chairman of the IDB Group, Israel's largest holding group, and Co-Chief Executive Officer of Clal Industries and Investments (TASE: CII). Mr. Fischer is also the Chairman of Clal Bio Technologies (TASE: CBI) and serves on the boards of numerous Israeli and International companies. In addition, Mr. Fischer serves as Co-Chairman of "Matan – Your Way to Give" - Israel’s largest Philanthropic organization.

Gideon Argov will remain in the company as Vice Chairman.

The Audit Committee and Board of Directors of Fundtech have approved compensation for Mr. Fischer in an amount not to exceed the compensation paid to any other director of the company.  Under Israel's Companies Law, this compensation will take effect provided that the company does not receive written notices of objection from shareholders holding 1% or more of the company's shares, in the aggregate, during the 14 days following publication of this announcement.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, Impairment of marketable securities, and deferred taxes.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

Due to the current market environment we are providing guidance only for the first and second quarter of 2009.

For the first quarter of 2009 we expects revenues of between $25.5 million and $26.5 million, GAAP earnings per diluted share of between a (loss) of  ($0.14) and loss of $(0.06) and non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between a loss of ($0.06) to net income of $0.02.

For the second quarter of 2009 we expects revenues of between $27.7 million and $29.2 million, GAAP earnings per diluted share of between a (loss) of  ($0.06) and net income of $0.02 and non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between  $0.02 to $0.10

Fundtech estimates that quarterly amortization expenses for the first two quarters of 2009 will be approximately $500,000 and that stock-based compensation expenses will be approximately $750,000 per quarter.

Fundtech’s guidance for the first and second quarters of 2009 does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (EDT) today, Wednesday, February 18, to discuss the Company’s fourth-quarter and full year results as well as 2009 financial guidance, and to answer questions from the investment community.

To participate, please call (800)-798-2864 or 617-614-6206 and ask for the Fundtech call.

A replay of the conference call will be available for playback from 11:30am (EDT) February 18, until 11:59pm (EDT) February 25. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, pass code 58823591.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until March 13.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating one of the world’s largest SWIFT service bureaus in the world. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply trade financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to first and second quarter 2009 revenues, GAAP earnings per share and, non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry and the global economy; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	December 31,	December 31,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$29,642	$31,612
Short term deposits	1,117	1,765
Marketable securities - short term	9,563	8,624
Trade receivables, net	28,264	22,387
Defer Tax Asset	1,022	658
Other accounts receivable, prepaid expenses and inventories	3,957	2,942
		-
Total current assets	73,565	67,988

Marketable securities - Long term	2,204	12,847
Severance pay fund	1,394	1,197
Long term lease deposits	1,301	778
Prepaid expenses	2,797	2,434
Property and equipment, net	15,898	14,070
Goodwill, net	34,520	26,802
Other assets, net	5,995	2,156

Total assets	$137,674	$128,272

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,908	$1,079
Deferred revenues	9,910	6,143
Accrued restructuring expenses	--	62
Employee and payroll accruals	6,807	6,298
Other accounts payable and accrued expenses	6,256	8,591
		-
Total current liabilities	25,881	22,173

Accrued severance pay	1,734	1,518
Accrued restructuring and other expenses	--	--
Deferred taxes	970	878
Other long term liabilities	2,278	1,571

Total liabilities	30,863	26,140

Shareholders' equity:
Share capital	49	47
Additional paid-in capital	155,976	151,547
Accumulated other comprehensive income (loss)	164	506
Accumulated deficit	(45,470)	(46,710)
Treasury stock, at cost	(3,908)	(3,258)

Total shareholders' equity	106,811	102,132

Total liabilities and shareholders' equity	$137,674	$128,272

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007
Revenues:
Software license	$3,555	$6,236	$16,488	$19,741
Software hosting	5,169	4,446	19,889	15,384
Maintenance	9,590	8,102	34,506	27,570
Services	11,500	10,641	50,154	41,939

Total revenues	29,814	29,425	121,037	104,634

Operating expenses:
Software licenses costs	--	342	291	590
Amortization of capitalized software development costs	--	--	--	394
Amortization of other intangible assets	592	281	2,167	1,387
Impairment of goodwill and other intangible assets	2,018	--	2,018	--
Maintenance, hosting and services costs [1]	12,786	12,787	53,730	45,578
Software development [1]	5,520	5,354	21,849	19,348
Selling and marketing [1]	5,881	4,363	20,883	17,667
General and administrative [1]	4,621	3,807	17,115	13,553

Total operating expenses	31,418	26,934	118,053	98,517

Operating income (Loss)	(1,604)	2,491	2,984	6,117

Impairment of & loss on Investments	(92)	--	(692)	--
Financial (expense) / income, net	(506)	638	48	2,197
Income taxes	(19)	(423)	(1,100)	(1,207)

Net income (Loss)	$(2,221)	$2,706	$1,240	$7,107

Net income per share:
Net income (Loss) used in computing income per share	$(2,221)	$2,706	$1,240	$7,107
Basic income per share	$(0.14)	$0.17	$0.08	$0.46
Diluted income per share	$(0.14)	$0.16	$0.08	$0.43
Shares used in computing:
Basic income per share	15,890,060	15,501,400	15,769,588	15,322,515
Diluted income per share	16,252,964	16,720,994	16,433,763	16,593,283

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$833	$3,626	$8,931	$11,484
Adjusted non-GAAP[2] net income per share	$0.05	$0.22	$0.54	$0.69
Shares used in computing adjusted non-GAAP[2] net income per share	16,252,964	16,720,994	16,433,763	16,593,283

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income (Loss)	$(2,221)	$2,706	$1,240	$7,107
Amortization	592	281	2,167	1,781
Impairment of goodwill and other intangible assets	2,018	--	2,018	--
Stock-based compensation	746	639	3,007	2,596
Impairment of & loss on Investments	--	--	600	--
Deferred taxes	(302)	--	(101)	--

Adjusted non-GAAP[2] net income	$833	$3,626	$8,931	$11,484

[1] Includes charges for stock-based compensation in 2008 and 2007
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Twelve Months Ended		Three Months Ended
	December 31		December 31,
	2008	2007	2008
CASH FLOWS FROM OPERATIONS:
Net income (loss)	$1,240	$7,107	$(2,221)
Adjustments to reconcile net income to net cash (loss)
provided by (used in) operating activities:
Depreciation and amortization	10,121	6,581	4,158
Decrease (Increase) in trade receivables	(6,259)	3,853	1,919
Decrease (Increase) in prepaid expenses, other accounts receivable and inventories	(925)	(835)	440
Increase (Decrease) in trade payables	1,296	(1,441)	1,867
Increase (Decrease) in deferred revenues	4,608	(1,309)	(213)
Increase in employee and payroll accruals	346	1,494	729
Decrease in other accounts payable and accrued expenses	(360)	(431)	(1,595)
Decrease in accrued restructuring expenses	(62)	(185)	--
Increase (Decrease) in accrued severance pay, net	19	143	(21)
Increase (Decrease) in accrued interest on marketable securities	122	(170)	40
Decrease in Deferred taxes	(101)	(120)	(302)
Losses on disposition of fixed assets	--	38	--
Stock-based compensation	3,007	2,596	746
Impairment of Marketable securities	692	--	92
Decrease in LT other liabilities	(32)	--	--

Net cash provided by operations	13,712	17,321	5,639

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(5,362)	(25,841)	(328)
Proceeds from held-to-maturity marketable securities	14,252	37,090	2,377
Investment in long term of held of maturity marketable securities	--	(12,696)	--
Proceeds from long term held of maturity marketable securities	--	--	--
(Investment in) maturity of short term deposits	614	(1,765)	(1,117)
Purchase of property and equipment	(6,604)	(6,745)	(1,960)
Net change in long-term lease deposits and prepaid expenses	(575)	(111)	(319)
Investments in subsidiaries	(18,265)	(7,465)	(5,814)
Proceeds from sale of fixed assets	--	14	--

Net cash used in investing activities	(15,940)	(17,519)	(7,161)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	1,424	2,341	42
Increase (Decrease) in long-term other liabilities	140	(61)	142
Investment in treasury stock, at cost	(650)	--	(650)

Net cash provided by (used in) financing activities	914	2,280	(466)

Effect of exchange rate on cash and cash equivalents	(656)	914	1,057

Increase (decrease) in cash and cash equivalents	(1,970)	2,996	(931)
Cash and cash equivalents at the beginning of the period	31,612	28,616	30,573

Cash and cash equivalents at the end of the period	$29,642	$31,612	$29,642

Appendix A
Investment in Subsidiaries
Working Capital	$(1,210)	$1,016	$(395)
Long term assets	7,870	1,385	2,315
Long term liabilities	(39)	(394)	--
Goodwill and other intangible assets	11,644	5,458	3,894

	$18,265	$7,465	$5,814

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2008		2007		2008		2007

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income (Loss)	$(2,221)	[1]	$2,706	[1]	$1,240	[1]	$7,107	[1]
Amortization of capitalized
software development costs	--		--		--		394
Amortization of other intangible assets	592		281		2,167		1,387
Impairment of goodwill and other intangible assets	2,018		--		2,018		--
Impairment of & loss on Investments	--		--		600		--
Deferred taxes	(302)		--		(101)		--
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	134		79		575		308
Software development	59		98		261		358
Selling and marketing	167		121		643		514
General and administrative	386		341		1,528		1,416

Adjusted non-GAAP net income	$833		$3,626		$8,931		$11,484

Adjusted non-GAAP net income per share	$0.05		$0.22		$0.54		$0.69

Shares used in computing
adjusted non-GAAP net income per share	16,252,964		16,720,994		16,433,763		16,593,283

[1] Net income (Loss) per share (diluted) was approximately $(0.14) and $0.16 for the three months ended December 31, 2008 and 2007, respectively. Net Income per share (diluted) was approximately $0.08 and $0.43 for the twelve months ended December 31, 2008 and 2007, respectively.